Exhibit 99.1

Americas Gold and Silver Corporation Reports First Quarter 2022 Results

TORONTO--(BUSINESS WIRE)--May 11, 2022--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the quarter ended March 31, 2022.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR profile at www.sedar.com, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Highlights

  Revenue of $26.4 million and net loss of $0.3 million or a net loss of ($0.00)2 per share in Q1-2022, representing an increase of $16.0 million in revenue and a significant decrease of $91.5 million in net loss compared to Q1-2021.
  Aggregate net income from the Cosalá Operations and 60% owned Galena Complex operating segments of $8.5 million during the quarter. The Cosalá Operations net income increased to $5.6 million (+347%) and the Galena Complex net income to $2.9 million (+290%) during Q1-2022 over Q1-2021.
  Cash generated from operating activities2, before changes in non-cash working capital items, increased by $13.6 million in Q1-2022 over Q1-2021.
  Significantly improved balance sheet with the resumption of mining at the Cosalá Operations with a return to full production in Q1-2022. The Company had a cash and cash equivalents balance of $7.1 million as of March 31, 2022, compared to a balance of $2.9 million as of December 31, 2021. Over the same period, net working capital2 improved by $17.6 million.
  The Company previously reported Q1-2022 consolidated attributable production of approximately 300,000 silver ounces and 1,274,000 silver equivalent1 ounces. This improvement represents a 45% increase in silver production and an 80% increase in silver equivalent production compared with Q4-2021.
  The Company’s consolidated Q1-2022 cash costs2 per silver ounce was negative $9.55 per ounce and consolidated Q1-2022 all-in sustaining costs2 per silver ounce was negative $2.67 per ounce. Cash costs benefitted from the strong zinc and lead prices, which are both higher than the Company’s budget and may continue to positively impact cash and all-in sustaining costs moving forward.
  The Company's silver and silver equivalent production guidance remains unchanged at 1.4 – 1.8 million ounces and 4.8 – 5.2 million ounces, respectively for 2022. Further increases in silver production to a range of 3.4 – 3.8 million ounces and silver equivalent production to 7.0 – 7.4 million ounces are projected for 2024, representing increases of approximately 425% and 380%, respectively, compared with 2021 production.

“The first quarter of 2022 demonstrated the potential of the Cosalá Operations” stated Americas Gold and Silver President & CEO Darren Blasutti. “With strong silver, zinc, and lead prices, the Company generated positive operating cash flow, significantly improved the Company’s balance sheet, and funded the Galena Complex growth capital, which will allow the Galena Complex to double silver production over the next two years. I expect this positive trend to continue in subsequent quarters with continued strong production and increasing silver grades at the Cosalá Operations and the commissioning of the Galena Hoist project in Q4-2022.”

Cosalá Operations

The Cosalá Operations benefitted from its first full quarter of production in Q1-2022 following the resolution of the illegal blockade in Q4-2021. The Cosalá Operations produced approximately 127,000 ounces of silver, 9.6 million pounds of zinc and 3.9 million pounds of lead in Q1-2022. Cash costs per silver ounce and all-in sustaining costs per silver ounce were negative $48.86 and negative $42.51, respectively, as the Cosalá Operations benefitted from strong zinc and lead prices. The price of both zinc and lead have continued to increase in Q2-2022 on an average basis compared to Q1-2022 with further potential benefit from these two commodities anticipated.

The Cosalá Operations is expected to increase silver production through 2022 due to the growing contribution from higher-grade silver areas in the Upper Zone of the San Rafael mine in the second half of 2022. Silver production from the Cosalá Operations for the year continues to be estimated at 0.7 to 0.9 million ounces. Zinc production from the Cosalá Operations is expected to be approximately 36 to 40 million pounds while lead production is expected to be 13 to 15 million pounds.

Galena Complex

Attributable production from the Galena Complex was approximately 174,000 ounces of silver and 2.5 million pounds of lead in Q1-2022. Silver production is estimated to increase in H2-2022 from mining higher tonnage in higher-grade silver copper stopes. The Company aims to commission the Galena Hoist project in Q4-2022 which will increase hoisting capacity at the operation in the near term. Cash costs per silver ounce and all-in sustaining costs (excluding the Galena Hoist project) per silver were $19.17 and $26.44, respectively. Cash costs per silver ounce and all-in sustaining costs per silver ounce at the Galena Complex are anticipated to improve given that most of the operating costs are fixed and are expected to decrease on a per silver ounce basis assuming expected higher silver and lead production beyond 2022.

Attributable metal production from the Galena Complex in 2022 is estimated to be 0.7 to 0.9 million silver ounces and 9 to 11 million pounds of lead.

Relief Canyon

The Company is committed to continuing efforts to resolve the metallurgical challenges at Relief Canyon. An independent metallurgical lab has been contracted to complete a metallurgical test program to evaluate process modifications, including the use of blinding agents, to minimize the impact of naturally occurring carbonaceous material on gold recovery. The initial phase is expected to be completed by end of Q2-2022. Based on the success of the initial phase, the Company is expected to initiate larger scale testing in the second half of 2022, but does not anticipate making a final determination on proceeding with larger scale testing until this initial phase has been completed and the results have been analyzed.

Financial Liquidity and Update on Annual Filings

The Company’s liquidity has improved significantly with the restart of the Cosalá Operations and continuing operational improvements at the Galena Complex in the current metal price environment leading to improvements in operating cash flow, working capital, net income, and metal production. The Company refers to its audited consolidated financial statements for the fiscal year ended December 31, 2021, included in the Company’s Annual Report on Form 40-F, which contained an audit report from its independent registered public accounting firm with a going concern qualification.3 The Company’s current financial statements for the first quarter do not include going concern disclosure.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the expected production levels and potential additional mineral resources thereat; mining and processing operations at the Cosalá Operations continuing, including expected production levels and the continuity of legal access for employees and contractors; and the goal and results of test work intended to address metallurgical challenges at Relief Canyon. Guidance and outlook contained in this press release was prepared based on current mine plan assumptions with respect to production, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no adverse impacts to operations from the COVID 19 pandemic and no further adverse impacts to the Cosalá Operations from blockades and is subject to the risks and uncertainties outlined below. Considering the recent illegal blockade, the ability to maintain cash flow positive production at the Cosalá Operations, allowing the Company to generate sufficient operating cash flows, is a significant judgment in the Q1-2022 condensed interim consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

1 Silver equivalent ounces for the 2022 guidance, and 2023 and 2004 outlook references were calculated based on $22.00/oz silver, $0.95/lbs lead and $1.30/lbs zinc throughout this press release. Silver equivalent ounces for Q1-2022 and prior periods in fiscal 2021 were calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period throughout this press release.

2 This metric is a non-GAAP financial measure or ratio. The Company uses the financial measures “Cash Costs”, “Cash Costs/Ag Oz Produced”, “All-In Sustaining Costs”, and “All-In Sustaining Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs and total costs of operations. Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining costs is the cash costs plus all development, capital expenditures, and exploration spending.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced[1]
	Q1-2022	Q1-2021[2]
Cost of sales ('000)	$ 16,554	-
Less non-controlling interests portion ('000)	(3,478)	-
Attributable cost of sales ('000)	13,076	-
Non-cash costs ('000)	(1,796)	-
Direct mining costs ('000)	$ 11,280	-
Smelting, refining and royalty expenses ('000)	5,627	-
Less by-product credits ('000)	(19,775)	-
Cash costs ('000)	$ (2,868)	-
Divided by silver produced (oz)	300,316	-
Cash costs/Ag oz produced ($/oz)	$ (9.55)	-

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	Q1-2022	Q1-2021[2]
Cost of sales ('000)	$ 7,859	-
Non-cash costs ('000)	(1,441)	-
Direct mining costs ('000)	$ 6,418	-
Smelting, refining and royalty expenses ('000)	4,699	-
Less by-product credits ('000)	(17,311)	-
Cash costs ('000)	$ (6,194)	-
Divided by silver produced (oz)	126,767	-
Cash costs/Ag oz produced ($/oz)	$ (48.86)	-

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q1-2022	Q1-2021[2]
Cost of sales ('000)	$ 8,695	-
Non-cash costs ('000)	(592)	-
Direct mining costs ('000)	$ 8,103	-
Smelting, refining and royalty expenses ('000)	1,547	-
Less by-product credits ('000)	(4,106)	-
Cash costs ('000)	$ 5,544	-
Divided by silver produced (oz)	289,249	-
Cash costs/Ag oz produced ($/oz)	$ 19.17	-

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced[1]

	Q1-2022	Q1-2021[2]
Cash costs ('000)	$ (2,868)	-
Capital expenditures ('000)	1,623	-
Exploration costs ('000)	444	-
All-in sustaining costs ('000)	$ (801)	-
Divided by silver produced (oz)	300,316	-
All-in sustaining costs/Ag oz produced ($/oz)	$ (2.67)	-

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	Q1-2022	Q1-2021[2]
Cash costs ('000)	$ (6,194)	-
Capital expenditures ('000)	371	-
Exploration costs ('000)	434	-
All-in sustaining costs ('000)	$ (5,389)	-
Divided by silver produced (oz)	126,767	-
All-in sustaining costs/Ag oz produced ($/oz)	$ (42.51)	-

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	Q1-2022	Q1-2021[2]
Cash costs ('000)	$ 5,544	-
Capital expenditures ('000)	2,086	-
Exploration costs ('000)	17	-
All-in sustaining costs ('000)	$ 7,647	-
Galena Complex Recapitalization Plan costs ('000)	1,547	-
All-in sustaining costs with Galena Recapitalization Plan ('000)	$ 9,194	-
Divided by silver produced (oz)	289,249	-
All-in sustaining costs/Ag oz produced ($/oz)	$ 26.44	-
All-in sustaining costs with Galena Recapitalization Plan/Ag oz produced ($/oz)	$ 31.79	-

[1]

Throughout this press release, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]

Production results are nil for the Cosalá Operations from Q2-2020 to Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade, and exclude the Galena Complex due to suspension of certain operating metrics during the Galena Recapitalization Plan implementation.

The Company uses the financial measure “net loss per share”, “net cash generated from operating activities”, and “working capital” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

Net loss per share is consolidated net loss divided by the weighted average number of common shares outstanding during the period.

Reconciliation of Net Loss per Share
	Q1-2022	Q1-2021
Consolidated net loss ('000)	$ (296)	$ (91,800)
Divided by weighted average number of common shares outstanding	172,903,384	127,270,944
Net loss per share	$ (0.00)	$ (0.72)

Net cash generated from operating activities is a financial measure disclosed in the Company’s statements of cash flows determined as net cash generated from operating activities, before changes in non-cash working capital items.

Reconciliation of Net Cash Generated from Operating Activities
	Q1-2022	Q1-2021
Net cash used in operating activities ('000)	$ (1,823)	$ (16,313)
Less changes in non-cash working capital items ('000)	8,272	9,121
Net cash generated from (used in) operating activities ('000)	$ 6,449	$ (7,192)

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital
	Q1-2022	Q1-2021
Current Assets ('000)	$ 28,974	$ 27,679
Less current liabilities ('000)	(33,540)	(27,884)
Working capital ('000)	$ (4,566)	$ (205)

[3]

Reference to this information is required by Section 610(b) of the NYSE American Company Guide. It does not represent any change or amendment to any of the Company’s filings for the fiscal year ended December 31, 2021.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503